[redacted]

13025406

SEC Mail Processing Section
RECEIVED
JUL 29 2013
Wash., D.C.
193

SECU SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/12 (MM/DD/YY) AND ENDING 05/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redburn Partners (USA) LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue, 26th floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Kimmel (212) 803-7302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Kimmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redburn Partners (USA) LP, as of May 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA L PERLOFF
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6229311
Qualified in Nassau County
My Commission Expires October 12, 2014

Signature

CAO/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 29 2013
WASH. D.C.
193

Statement of Financial Condition

Redburn Partners (U.S.A.) L.P.
Year Ended May 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Redburn Partners (U.S.A.) L.P.

Statement of Financial Condition

Year Ended May 31, 2013

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
Redburn Partners (U.S.A.) L.P.

We have audited the accompanying statement of financial condition of Redburn Partners (U.S.A.) L.P. (the "Partnership") as of May 31, 2013 and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Redburn Partners (U.S.A.) L.P. at May 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

July 19, 2013

Redburn Partners (U.S.A.) L.P.

Statement of Financial Condition

May 31, 2013

Assets	
Cash	$ 1,964,613
Receivables from broker dealers	558,901
Receivable from an affiliate	288,318
Deferred tax assets	273,468
Restricted certificates of deposit	212,818
Prepaid expenses	125,176
Fixed assets, net of accumulated depreciation	75,776
Other assets	22,482
Total assets	$ 3,521,552
Liabilities and members' equity	
Liabilities:	
Accrued compensation and benefits	$ 1,149,372
Accrued income taxes payable	365,353
Accounts payable	117,642
Accrued expenses and other liabilities	71,919
Deferred rent	61,897
Accrued professional fees	30,667
Deferred tax liabilities	19,109
Total liabilities	1,815,959
Members' equity	1,705,593
Total liabilities and members' equity	$ 3,521,552

See accompanying notes to the statement of financial condition.

Redburn Partners (U.S.A.) L.P.

Notes to Statement of Financial Condition

May 31, 2013

1. Organization

Redburn Partners (U.S.A.) L.P., (the "Partnership"), was established under the laws of the State of New York in May of 2006. The Partnership commenced business operations on November 11, 2006, to broker securities transactions for institutional investors. The Partnership's majority member is Redburn Partners LLP ("RP LLP"), a broker/dealer operating in the United Kingdom. The Partnership is registered as a fully disclosed broker/dealer pursuant to the Securities Exchange Act of 1934. The Partnership is also a member of the Financial Industry Regulatory Authority ("FINRA") which is the Partnership's designated regulator. The Partnership provides institutional investors with third-party research of its affiliate, RP LLP, and agency execution for European and U.S. equity securities.

In accordance with the Partnership's operating agreement, profits and losses of the Partnership are allocated and distributed among the members in proportions determined by the General Partner, Redburn Partners ("GP") Inc.

The Partnership clears its securities transactions on a fully-disclosed basis primarily through BNP Paribas Securities Corporation ("BNP"). The Partnership also has a fully disclosed agreement with Goldman Sachs Execution & Clearing, L.P.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is stated in U.S. dollars and is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Concentration of Credit Risk

The Partnership defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments. The Partnership held no cash equivalents as of May 31, 2013.

As of May 31, 2013, the Partnership maintains its cash balances of $1,964,613 with one financial institution which, at times, may exceed federally insured limits. The Partnership's cash balance includes a checking account and an interest bearing savings account. As of May 31, 2013, the Partnership also maintained two certificates of deposit with the same financial institution. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Restricted Certificates of Deposit

The Partnership maintains two certificates of deposit which total $212,818 to be used as security for a letter of credit on its New York office lease. The certificates of deposit mature in November 2013 and April 2014 and are renewed annually. The certificates of deposit have been recorded as restricted certificates of deposit in the Statement of Financial Condition.

Receivables from Broker Dealers

The receivables from broker dealers includes a clearing deposit of $200,000 that the Partnership maintains with one of its clearing brokers and the remaining amount represents commissions receivable net of clearance and execution costs related to customers U.S. equity trading activity.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

In accordance with ASC 820, "Fair Value Measurements and Disclosures", fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. Significant Accounting Policies (continued)

In determining fair value, the Partnership uses various valuation approaches. Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

2. Significant Accounting Policies (continued)

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

As of May 31, 2013, financial instruments owned by the Partnership consist of restricted certificates of deposit and are classified as Level 1. No Level 2 or Level 3 financial instruments were owned by the Partnership during the year ended May 31, 2013.

The Partnership estimates that the fair value of all financial instruments recognized on the Statement of Financial Condition approximates their carrying value as all financial instruments, including receivables and payables, are either carried at market value, are short-term in nature or bear interest at current market rates.

Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 years for computers, furniture and equipment. The estimated useful lives of the leasehold improvements are the life of the office lease which is 86 months at the inception of the office lease.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Partnership records securities transactions, revenues and related expenses on a trade-date basis.

Other income, received from clients for the Partnership's research and brokering services, is recognized on an accrual basis when confirmed by the payer.

Stock Based Compensation

In accordance with ASC 718, "Stock Based Compensation", all options granted will be classified as a liability since the Partnership will settle the options by transferring cash. The Partnership will record the liability at the fair value of the options granted. The fair value will be re-measured at the statement of financial condition date until the options are settled.

The fair value of share options granted is estimated at the date of the grant using a Black-Sholes model, taking into account the terms and conditions upon which the options were granted and long-term volatility of 15% and a risk free interest rate of 0.28%.

Income Taxes

Effective January 1, 2010, the Partnership elected and was approved to change the entity's tax classification from a partnership to a corporation for federal, state and local income tax purposes and will be subject to applicable corporate income taxes.

In accordance with ASC 740, the Partnership follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established and maintained, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Significant Accounting Policies (continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the statement of financial condition on a cumulative probability basis. Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax reserve in the current year.

The Partnership accounts for interest and penalties related to income tax matters and uncertain tax positions as part of pretax income.

3. Fixed Assets

Details of fixed assets at May 31, 2013 are as follows:

Computers	$ 220,049
Furniture and equipment	187,954
Leasehold improvements	27,820
	435,823
Less accumulated depreciation and amortization	(360,047)
	$ 75,776

4. Commitments and Contingent Liabilities

The Partnership leases office and storage space in New York City under operating leases expiring in October 2016. Rental payments are approximately $36,500 each month. The lease is secured by a standby letter of credit that is collateralized by two certificates of deposit totaling $212,818.

4. Commitments and Contingent Liabilities (continued)

Aggregate future minimum annual rental payments in the years subsequent to May 31, 2013 are approximately as follows:

Year ending May 31:	
2014	$ 442,000
2015	442,000
2016	442,000
2017	184,000
Total	$ 1,510,000

In accordance with the clearing agreements, the Partnership is responsible to indemnify its clearing broker against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under this indemnification cannot be estimated. However, the Partnership believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

5. Related Party Transactions

Securities Transactions, Revenues and Related Expenses

The Partnership passes all non U.S. equities orders to RP LLP in London for execution with the Partnership's clearing broker, BNP. All the revenues earned on these non U.S. equities orders and the related commission receivable is due from RP LLP.

The Partnership pays RP LLP for execution, clearing and research services related to all non U.S. equities orders.

As of May 31, 2013, $288,318 was due from RP LLP related to the non U.S. equities transactions which was included in the receivable from an affiliate line item on the Statement of Financial Condition.

5. Related Party Transactions (continued).

Stock Based Compensation

Under a plan established by Redburn Partners Holding Company Limited ("Holdings"), the Partnership's ultimate holding company, phantom options of Holdings may be granted on a discretionary basis to selected employees of the Partnership. The exercise price of the options is equal to the estimated market price of the shares on the date of grant which is derived from a discounted cash-flow model. The outstanding options vest three years after the grant date and are exercisable once a year on October 31 between 2011 and 2021 and will be settled in cash. These options are exercisable only if the grantee is currently employed by the Partnership. As of May 31, 2013, the options outstanding to Partnership employees totaled 26,763. The total fair value liability of $31,861, using a conversion rate of US$1.5182 per British Pound, is included in the Statement of Financial Condition as accrued compensation.

The following table details the number and exercise prices of, and movements in, share options during the year.

			Number of Shares			
Exercisable	**Exercise Price**	**Fair Value**	**As of June 1, 2012**	**Lapsed/ Forfeited**	**Granted**	**As of May 31, 2013**
October 2011 to October 2018	£6.50	£1.50	10,256	–	–	10,256
October 2013 to November 2020	£8.00	£0.34	12,500	–	–	12,500
October 2014 to October 2012	£8.00	£0.58	4,007	–	–	4,007
As of May 31, 2013			26,763	–	–	26,763

The granted options totaling 10,256 shares are fully vested as of May 31, 2013.

6. Income Taxes

	May 31, 2013
Deferred tax asset	$ 273,468
Deferred tax liability	19,109
Net deferred tax asset	$ 254,359

6. Income Taxes (continued)

The deferred tax asset is primarily the result of a tax election by the Partnership to deduct bonuses on a cash basis beginning with the year ended May 31, 2013, start-up costs, deferred rent and stock based compensation. The deferred tax liability is the result of timing differences related to the depreciation of fixed assets. Management believes that it is more likely than not that the deferred tax asset will be realized.

As of May 31, 2013, the Partnership determined it has no uncertain tax positions as defined within ASC 740-10.

The Partnership's 2010 to 2012 tax years remain subject to tax examinations by major tax jurisdictions. The Partnership is not under audit by the tax authorities.

The Partnership does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

7. Employee Retirement Plan

The Partnership maintains a voluntary contributory employee retirement plan (the "Plan") covering substantially all employees meeting certain minimum eligibility requirements. The Partnership makes matching contributions equal to 100% of each participant's pretax contribution up to $8,250 per annum.

8. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Partnership to maintain a minimum net capital greater than $250,000.

At May 31, 2013, the Partnership had net capital of $1,305,521 which was $1,055,521 in excess of the minimum net capital required.

9. Exemption from Rule 15c3-3

The Partnership does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Partnership is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Subsequent Events

The Partnership has evaluated subsequent events through July 19, 2013, the date which the accompanying statement of financial condition is available to be issued.

Ernst & Young LLP

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